Exhibit 8

List of Subsidiaries LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Lumenis Holdings Inc.	Delaware
Lumenis Inc.	Massachusetts
Lumenis (Mexico) SA de CV	Mexico
Lumenis do Brasil Produtos Medicos Ltda.	Brazil
Lumenis (Germany) GmbH	Germany
Lumenis (Italy) SRL	Italy
Lumenis (UK) Limited	England and Wales
Lumenis Holdings (Holland) BV	Netherlands
Lumenis (France) SARL	France
Lumenis (HK) Ltd.	Hong Kong
Lumenis (Asia Pacific) Ltd.	Hong Kong
Lumenis Japan Co. Ltd.	Japan
Ke Yi Ren Medical Laser Equipment Trading (Beijing) Co. Ltd. (also known as Lumenis Medical Laser Equipment Trading (Beijing) Co. Ltd.)	China
Wuhan Sharplan Chutian Medical Laser Manufacturing Ltd.	China
Lumenis India Private Ltd.	India
Lumenis (Australia) Pty. Ltd.	Australia
Lumenis (Singapore) Pte. Ltd.	Singapore
Lumenis Korea Corporation	Republic of Korea

All active subsidiaries of the Registrant carry on business under the name of “Lumenis”.